SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2006

_________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Notice of Annual Meeting and Proxy Statement for the Company’s 2006 Annual Meeting of Shareholders, to be held on October 30, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Principal Financial Officer

Dated: October 23, 2005

Exhibit No.	Description
1.	Notice of Annual Meeting and Proxy Statement dated September 29, 2006.

Exhibit 1

JINPAN INTERNATIONAL LIMITED
4-1 No. 100 Nanhai Road Jinpan Development Area
Haikou, Hainan
People's Republic of China
Tel.: (86) 898-6681-1301

September 29, 2006

Dear Shareholder:

        You are cordially invited to attend the Annual Meeting of Shareholders to be held at the Company's offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Monday, October 30, 2006 at 10:30 a.m., Haikou time. The matters to be acted upon at the meeting are set forth and described in the Notice of Annual Meeting and Proxy Statement which accompany this letter. We request that you read both of them carefully.

        We hope that you plan to attend the meeting. However, if you are not able to join us, we urge you to exercise your right as a shareholder and vote. Please promptly sign, date and return the enclosed Proxy Card in the accompanying postage prepaid envelope (if mailed in the United States). You may, of course, attend the 2006 Annual Meeting of Shareholders and vote in person even if you have previously mailed in your Proxy Card.

Sincerely, Li Zhiyuan President, Chairman of the Board of Directors and Chief Executive Officer

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

JINPAN INTERNATIONAL LIMITED
4-1 No. 100 Nanhai Road, Jinpan Development Area
Haikou, Hainan PRC

_________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 30, 2006

To the Shareholders of Jinpan International Limited:

        NOTICE IS HEREBY GIVEN that the 2006 Annual Meeting of Shareholders (the “Meeting”) of Jinpan International Limited (the “Company”) will be held at the Company’s offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Monday, October 30, 2006 at 10:30 a.m., Haikou time, to consider and act upon the following matters:

        To  elect five (5) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

        To  ratify the selection by the Board of Directors of Grant Thornton as the Company’s independent public accountants for the 2006 fiscal year;

        A  proposal to approve the Company’s 2006 Stock Incentive Plan, which provides for the issuance of up to 300,000 shares of the Company’s common stock as stock awards or pursuant to options to directors, officers, employees, and consultants of the Company; and

        To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

        Information regarding the matters to be acted upon at the Meeting is contained in the accompanying proxy statement.

        The close of business on September 8, 2006 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors, Li Zhiyuan Chairman of the Board, President and Chief Executive Officer

September 29, 2006

It is important that your shares be represented at the Meeting. Each shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

JINPAN INTERNATIONAL LIMITED
4-1 No. 100 Nanhai Road, Jinpan Development Area
Haikou, Hainan PRC

PROXY STATEMENT

_________________

        This proxy statement (the “Proxy Statement”) is furnished to the holders of common stock, par value $0.018 per share (the “Common Stock”), of Jinpan International Limited (the “Company”) in connection with the solicitation by and on behalf of the Company’s board of directors (the “Board of Directors”) of proxies (the “Proxy” or “Proxies”) for use at the 2006 Annual Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Monday, October 30, 2006 at 10:30 a.m., Haikou time, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Shareholders, this Proxy Statement and Proxies is to be borne by the Company. The Company will also reimburse brokers who are holders of record of Common Stock for their expenses in forwarding Proxies and Proxy soliciting material to the beneficial owners of such shares. In addition to the use of the mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement is September 29, 2006.

        Unless otherwise specified, all Proxies, in proper form, received by the time of the Meeting will be voted for the election of all nominees named herein to serve as directors and in favor of the other proposal set forth in the accompanying Notice of Annual Meeting of Shareholders and described below.

        A Proxy may be revoked by a shareholder at any time before its exercise by filing with Jing Yuqing, the Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will not, in and of itself, constitute revocation of a Proxy.

        The close of business on September 8, 2006 has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. As of the Record Date, there were 6,809,754 shares of Common Stock outstanding. Each holder of Common Stock is entitled to one vote for each share held by such holder.

        A majority of the shares entitled to vote, represented in person or by Proxy, is required to constitute a quorum for the transaction of business. Proxies submitted which contain abstentions or broker nonvotes will be deemed present at the Meeting for determining the presence of a quorum.

        Directors are elected by a plurality of the votes cast at the Meeting. The affirmative vote of a majority of the votes cast at the Meeting will be required to ratify the appointment of Grant Thornton. Abstentions and broker nonvotes with respect to any matter are not considered as votes cast with respect to that matter.

Proposal 1

ELECTION OF DIRECTORS

        At the Meeting, shareholders will elect five (5) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris and Dr. Li-Wen Zhang (singularly a “Nominee” and collectively, the “Nominees”), to serve as directors upon their nomination and election at the Meeting. All Nominees, except for Stephan R. Clark, currently serve on the Board of Directors. Each Nominee has advised the Company of his or her willingness to serve as a director of the Company. In case any Nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the Board of Directors.

Nominees for Directors

        The Nominees for director of the Company are as follows:

Name	Age	Position
Li Zhiyuan	52	Chairman of the Board of Directors
Ling Xiangsheng	55	Vice Chairman of the Board
Stephan R. Clark	53	Director
Donald S. Burris	62	Director
Dr. Li-Wen Zhang	52	Director

Executive Officers

        The executive officers of the Company are as follows:

Name	Age	Position
Li Zhiyuan	52	President and Chief Executive Officer
Ling Xiangsheng	55	Vice President
Jing Yuqing	43	Secretary
Mark Du	45	Principal Financial Officer

        All directors of the Company hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers of the Company are elected by the Board of Directors at the first Board of Directors’ meeting after each annual meeting of shareholders and hold office until their death, until they resign or until they have been removed from office.

Information about Nominees and Executive Officers

        Set forth below is certain information with respect to each Nominee and our Executive Officers:

        Li Zhiyuan has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan, since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Jinpan Hainan since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan’s KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing.

        Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since May 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China’s first cast resin transformer.

        Stephan R. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and an M.A. in Management from the University of Texas at San Antonio.

        Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, a West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D. C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company thirty-one years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

        Dr. Li-Wen Zhang was elected to our Board of Directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional

Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

        Jing Yuqing has served as our secretary since April 1998 and as president of our U.S. subisidiary, Jinpan International USA Ltd., since October 1999. Ms. Jing also served as a secretary and a director of our predecessor, Haikou Jinpan, from August 1993 to April 1999. She also has served as a director of Hainan Jinpan since June 1997. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

        Mark Du has served as our financial controller since September 2002. From January 1993 to September 2002, Mr. Du was the Controller of PC Warehouse Investment, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a Certified Public Accountant.

        Committees

        The Board of Directors held one meeting and did not take any action by unanimous written consent during fiscal 2005.

        The Company has three Board committees: a Nominating and Corporate Governance Committee, an Audit Committee, and a Compensation Committee.

        The Company’s Nominating and Corporate Governance Committee (the “Nominating Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and William D. Nagel who are each independent directors as defined in Section 121(A) of the listing standards of the American Stock Exchange. The functions of the Nominating Committee include identifying individuals qualified to become members of the Board; selecting, or recommending to the Board, the director nominees for the next annual stockholder meeting; selecting candidates to fill any vacancies on the Board; and developing and recommending to the Board a set of corporate governance principles applicable to the corporation. The Nominating Committee held two meetings during 2005.

        The Company’s Audit Committee (the “Audit Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and William D. Nagel, who are each independent directors as defined in Section 121 (A) of the listing standards of the American Stock Exchange. The functions of the Audit Committee include the nomination of independent auditors for appointment by the Board; meeting with the independent auditors to review and approve the scope of their audit engagement; meeting with the Company’s financial management and the independent auditors to review matters relating to internal accounting controls, the Company’s accounting practices and procedures and other matters relating to its financial condition; and to report to the Board periodically with respect to such matters. The Audit Committee held two meetings during 2005.

        The Company’s Compensation Committee (the “Compensation Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and William D. Nagel. The function of this Committee is to administer the 1997 Stock Option Plan and the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of the executive officers of the Company and its subsidiary. The Compensation Committee held two meetings during 2005.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth specific information as of September 14, 2006, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our directors and nominees, and (ii) the number of our ordinary shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class
Common Stock	Li Zhiyuan (2)	1,852,829	27.15%
Common Stock	Ling Xiangsheng	953,314	14.00%
Common Stock	William D. Nagel (3)	52,800	*
Common Stock	Dr. Li-Wen Zhang (4)	10,000	*
Common Stock	Donald S. Burris (5)	1,000	*
Common Stock	Stephan P. Clark	-	-
Common Stock	All directors and executive officers as a group (6 persons) (6)	2,834,943	41.93%

* Represents share ownership of less than one percent (1%).

(1)	The Company believes that all persons named in the table have sole investment power with respect to all shares of Common Stock beneficially owned by them, unless otherwise noted in these footnotes.

(2)	Includes: (i) 1,249,363 shares of Common Stock and (ii) 603,466 shares of Common Stock beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership.

(3)	Includes (i) 42,800 shares of Common Stock, and (ii) 10,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(4)	Represents 10,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(5)	Represents 1,000 shares of Common Stock.

(6)	Includes 80,000 shares of Common Stock issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

Compensation of Directors and Officers

        Total compensation paid to directors and officers during the last fiscal year was RMB 4,825,820 comprised of salaries in the amount of RMB 3,400,000 and bonuses in the amount of RMB 1,425,820.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A
VOTE IN FAVOR OF EACH OF THE NOMINEES NAMED IN THE PROXY.

Proposal 2

RATIFICATION OF SELECTION OF GRANT THORNTON
AS THE COMPANY’S INDEPENDENT AUDITORS

        The Board of Directors has selected Grant Thornton as the independent auditors of the Company for the 2006 fiscal year, subject to ratification by the Company’s shareholders at the Meeting. A resolution for the ratification of the selection of Grant Thornton as the Company’s independent auditors will be submitted for consideration.

        Grant Thornton has indicated to the Company that it intends to have a representative present at the Meeting who will be available to respond to appropriate questions. Such representative will have the opportunity to make a statement if he so desires. If the resolution selecting Grant Thornton as independent public accountants is adopted by the shareholders, the Board of Directors nevertheless retains the discretion to select different auditors should it then deem it in the Company’s best interests. Any such future selection need not be submitted to a vote of stockholders.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A
VOTE IN FAVOR OF RATIFYING PROPOSAL 2.

Proposal 3

APPROVAL OF THE ADOPTION OF THE
COMPANY’S 2006 STOCK INCENTIVE PLAN

        On September 8, 2006, the Board of Directors of the Company approved and adopted, subject to stockholder approval, the Company’s 2006 Stock Incentive Plan (the “Plan”). The Plan is intended to provide an incentive to employees (including executive officers), and directors of and consultants to the Company and its affiliates. The 1997 Stock Option Plan currently in place terminates in 2007. The proceeds derived from the sale of shares will be used for general corporate purposes of the Company. A copy of the Plan is attached hereto as Appendix A. The purpose of the Plan is to promote the interests of the Company and its stockholders by enabling the Company to align the interests of selected eligible persons under the Plan with the interests of the stockholders of the Company. Under the Plan, the mutuality of interest between the Company and eligible beneficiaries of the Plan is strengthened because such beneficiaries have a proprietary interest in pursuing the Company’s long-term growth and financial success. In addition, by allowing employees, directors and consultants to participate in the Company’s success, the Company is better able to attract, retain, and reward quality employees, directors, and consultants.

        The following summary of certain material features of the Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Plan, a copy of which is set forth as Appendix A to this Proxy Statement.

Shares Subject to the Incentive Plan and Eligibility

        The Plan authorizes the issuance of a maximum of 300,000 shares of the Company’s common stock (subject to adjustment as described below) pursuant to stock grants or options to purchase common stock to employees (including officers and directors who are employees) and non-employee directors of, and consultants to, the Company. Upon expiration, cancellation or termination of unexercised options, the shares of the Company’s Common Stock subject to such awards will again be available under the Plan.

Type of Awards

        The Plan provides for the grant of (i) “incentive stock options” (“ISOs”) within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) non-qualified stock options (which are stock options that do not qualify as ISOs (“NQSOs”)), and (iii) stock awards (together with ISO’s and NQSOs, “Awards”).

Administration

        The Plan will be administered by the Board of Directors or a committee of the Board of Directors (the “Administrators”) consisting of at least two members of the Board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934. It is also intended that each member of any such committee will be an “outside director” within the meaning of Section 162(m) of the Code. Among other things, the Administrators are empowered to determine, within the express limits contained in the Plan: the employees and consultants to be granted Awards, the times when Awards shall be granted, whether an option is to be an ISO or a NQSO, the number of shares of common stock to be subject to each Award, the exercise price of each option, the term of each option, the date each option shall become exercisable as well as any terms, conditions or installments relating to the Award or exercisability of each option, whether and under what conditions to accelerate the date of vesting of an Award or exercise of any option or installment, the form of payment of the exercise price, the amount, if any, required to be withheld with respect to an Award and, with the consent of the Award grantee, to modify an Award. The Committee is also authorized to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for administering the Plan and to construe the Plan.

Terms and Conditions Of Stock Awards

        Stock awards granted under the Plan will be subject to, among other things, the following terms and conditions:

(a)	The purchase price, if any, for any common stock granted under the Plan will be such amount as the Administrators determine. The Administrators may determine that eligible participants in the Plan may be awarded common stock in consideration for past services rendered to the Company or an affiliate of the Company or for the benefit of the Company or an affiliate of the Company.

(b)	Any purchase price shall be paid either (i) in cash or (ii) if authorized by the Administrators, (a) with previously acquired securities of the Company, (b) according to a deferred payment or other arrangement with the optionee, (c) in any other form of legal consideration that may be acceptable to the Administrators, or (d) in any combination of the foregoing.

(c)	No shares of common stock granted under the Plan shall be transferable other than by will or the laws of descent and distribution, and such shares may be disposed of during the lifetime of the grantee only by the grantee or his or her legal representatives.

Terms and Conditions of Options

        Options granted under the Plan will be subject to, among other things, the following terms and conditions:

(a)	The exercise price of each option will be determined by the Committee; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company’s Common Stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

(b)	Options may be granted for terms determined by the Committee; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns, or is deemed to own, more than 10% of the voting power of the Company).

(c)	The maximum number of shares of the Company’s Common Stock for which options may be granted to an employee in any calendar year is 30,000. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

(d)	The exercise price of each option is payable in full upon exercise or, if the applicable stock option contract (“Contract”) entered into by the Company with an optionee permits, in installments. Payment of the exercise price of an option may be made in cash, certified check or, if the applicable Contract permits, in shares of the Company’s Common Stock or by the Company’s withholding from the purchased shares an amount having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or any combination thereof. Exercise may also be permitted, in the discretion of the Committee, pursuant to a broker’s sale of the Common Stock issuable upon exercise of an Option.

(e)	Options may not be transferred other than by will or by the laws of descent and distribution, and may be exercised during the optionee’s lifetime only by the optionee or his or her legal representatives.

(f)	Except as may otherwise be provided in the applicable Contract, if the optionee’s relationship with the Company as an employee or consultant is terminated for any reason (other than the death or disability of the optionee), the option maybe exercised, to the extent exercisable at the time of termination of such relationship, within three months thereafter, but in no event after the expiration of the term of the option. However, if the relationship is terminated either for cause or without the consent of the Company, the option will terminate immediately. In the case of the death of an optionee while an employee or consultant (or, generally, within three months after termination of such relationship, or within one year after termination of such relationship by reason of disability), except as otherwise provided in the Contract, his or her legal representative or beneficiary may exercise the option, to the extent exercisable on the date of death, within one year after such date, but in no event after the expiration of the term of the option. Except as otherwise provided in the Contract, an optionee whose relationship with the Company was terminated by reason of his or her disability may exercise the option, to the extent exercisable at the time of such termination, within one year thereafter, but not after the expiration of the term of the option. Options are not affected by a change in the status of an optionee so long as he or she continues to be an employee of, or a consultant to, the Company.

(g)	The Company may withhold cash and/or shares of the Company’s Common Stock having an aggregate value equal to the amount which the Company determines is necessary to meet its obligations to withhold any federal, state and/or local taxes or other amounts incurred by reason of the grant or exercise of an option, its disposition or the disposition of shares acquired upon the exercise of the option. Alternatively, the Company may require the optionee to pay the Company such amount, in cash, promptly upon demand.

Adjustment in Event of Capital Changes

        Appropriate adjustments will be made in the number and kind of shares available under the Plan, in the number and kind of shares subject to each outstanding option and the exercise prices of such options, as well as the number of shares subject to future grants to non-employee directors and limitation on the number of shares that may be granted to any employee in any calendar year, in the event of any change in the Company’s common stock by reason of any stock dividend, split-up, spin off, combination, reclassification, recapitalization, merger in which the Company is the surviving corporation, exchange of shares, or the like. In the event of (a) the liquidation or dissolution of the Company, (b) a merger in which the Company is not the surviving corporation or a consolidation, or (c) a sale of all or substantially all of the Company’s assets, the Board of Directors of the Company shall, as to outstanding options, either (i) make appropriate provisions for the protection of any such outstanding options by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated, or otherwise reorganized corporation which will be issuable in respect to one share of Common Stock of the Company; provided, that only the excess of the aggregate fair market value of the shares subject to the options immediately after such substitution over the purchase price thereof is not more than the excess of the aggregate fair market value of the shares subject to such options immediately before such substitution over the purchase price thereof, or (ii) upon written notice to an optionee, provide that all unexercised options must be exercised within a specified number of days of the date of such notice or they will be terminated. In any such case, the Board of Directors may, in its discretion, advance the lapse of any waiting or installment periods and exercise dates.

Duration and Amendment of the Plan

        No option may be granted under the Plan after September 8, 2016. The Board of Directors may at any time terminate or amend the Plan; provided, however, that, without the approval of the Company’s shareholders, no amendment may be made which would (a) except as a result of the anti-dilution adjustments described above, increase the maximum number of shares available for the grant of options or increase the maximum number of options that may be granted to an employee in any calendar year, (b) change the eligibility requirements for persons who may receive options, or (c) make any changes for which applicable law or regulatory authority requires shareholder approval. No termination or amendment may adversely affect the rights of an optionee with respect to an outstanding option without the optionee’s consent.

Certain Federal Income Tax Consequences

ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED IN THIS PROXY STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR PURPOSES OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE. IN ADDITION, ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED IN THIS PROXY STATEMENT WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING BY OR TO ANOTHER PARTY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following is a general summary of certain material federal income tax consequences of the grant, ownership and disposition of Awards under the Plan (including the receipt, ownership, and the disposition of any underlying security). This description is based on current law which is subject to change, possibly with retroactive effect. This discussion does not purport to address all tax considerations relating to the grant, ownership and disposition of an Award or resulting from the application of special rules to a particular recipient (each, a “Grantee”) of an Award (including a recipient subject to the reporting and short-swing profit provisions under Section 16 of the Securities Exchange Act of 1934, as amended), and any state, local, foreign and other tax consequences inherent in the receipt, ownership and disposition of any Award and the acquisition, ownership and disposition of any underlying security. This discussion applies to a U.S. citizen or resident individual who receives any Award under the Plan in connection with the provision of services by such person to the Company or any affiliate. Each Grantee should consult with his or her own tax advisors with respect to the tax consequences inherent in the receipt, ownership and disposition of any Award issued under the Plan (including the acquisition, ownership and disposition of any underlying security).

New Rules Applicable to Incentive and Deferred Compensation

        Recent tax legislation made significant revisions to the tax rules applicable to incentive and deferred compensation plans (which, under the statutory definition, may include the Plan and any Award). Pending further administrative and judicial guidance, the scope and application of the new compensation rules remain unclear. Given their potentially broad scope, the new compensation rules of Section 409A of the Code, and the regulations and guidance issued thereunder, may apply to an Award under the Plan, unless the Award strike price equals the fair market value of the underlying common stock on the date the Award is granted (including any later adjustments made pursuant to changes in capitalization and substitution of underlying securities) and the Award contains no deferral features (other than the option mechanism itself). The Company intends for the Plan and Awards to meet the exclusion rules regarding treatment of options as deferral of compensation under the regulations promulgated under Section 409A of the Code.

Incentive Stock Option (ISO) Awards

        Application of Specific ISO Rules. No taxable income will be recognized by a Grantee upon the grant or exercise of an ISO. The Grantee’s tax basis in the Company shares acquired upon the exercise of an ISO with cash will be equal to the exercise price paid by the Grantee for such shares.

        If the shares received upon exercise of an ISO are disposed of more than one year after the date of transfer of such shares to the Grantee and more than two years from the date of grant of the option, the Grantee will recognize long-term capital gain or loss on such disposition equal to the difference between the selling price and the Grantee’s basis in the shares, and the Company will not be entitled to a deduction. Long-term capital gain is generally subject to more favorable federal income tax treatment than short-term capital gain or ordinary income. If the shares of the Company’s common stock received upon the exercise of an ISO are disposed of prior to the end of the two-years-from-grant/one-year-after-transfer holding period (a “disqualifying disposition”), the excess (if any) of the fair market value of the shares on the date of transfer of such shares to the Grantee over the exercise price (but not in excess of the gain realized on the sale of the shares) will be taxed as ordinary income in the year of such disposition, and the Company generally will be entitled to a deduction in the year of disposition equal to such amount. Any additional gain or any loss recognized by the Grantee on such disposition will be short-term or long-term capital gain or loss, as the case may be, depending upon the period for which the shares were held. Long-term capital gains of individuals are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        Alternative Minimum Tax. In addition to the federal income tax consequences described above, a Grantee who exercises an ISO may be subject to the federal alternative minimum tax (the “AMT”), which is payable only to the extent it exceeds the Grantee’s regular federal income tax liability. For AMT purposes, upon the exercise of an ISO the excess of the fair market value of the shares over the exercise price is an adjustment which increases the Grantee’ alternative minimum taxable income for the year. In addition, the Grantee’s basis in such shares is increased by such amount in computing the gain or loss on the eventual disposition of the shares for AMT purposes. If the Grantee is required to pay any alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including the ISO adjustment) is allowable as a tax credit against the Grantee’s regular federal income tax liability (net of any other non-refundable credits) in subsequent years. To the extent the credit is not used, it is carried forward. Any Grantee holding an ISO should consult with his or her tax advisors concerning the applicability and effect of the alternative minimum tax.

Non-Qualified Stock Option (NQSO) Awards

        Application of Specific NQSO Rules. No taxable income will be recognized by a Grantee upon the grant of an NQSO. Upon the exercise of an NQSO, the excess of the fair market value of the shares received at the time of exercise over the exercise price therefor will be taxed as ordinary income, and the Company will generally be entitled to a corresponding deduction. The Grantee’s tax basis in the shares acquired upon the exercise of such NQSO will be equal to the exercise price paid by the Grantee for such shares plus the amount of ordinary income so recognized.

        Any gain or loss recognized by the Grantee on a subsequent disposition of shares purchased pursuant to the exercise of an NQSO will be short-term or long-term capital gain or loss, depending upon the period during which such shares were held. The amount of such gain or loss will be equal to the difference between the selling price and the Grantee’s tax basis in the shares. Long-term capital gains of individuals are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Common Stock Awards

        Application of Specific Stock Grant Rules. An Award of Common Stock with no restrictions will give rise to ordinary income (reportable in the year of grant) to the Grantee in an amount equal to the fair market value of the common stock issued pursuant to such grant. The Company will be entitled to a corresponding deduction for the compensation paid. An Award of Common Stock subject to vesting restrictions (the “Restricted Common Stock”) will not result in the current taxable income to the Grantee or a current deduction for the Company. Instead, the fair market value of the Restricted Common Stock (less any amount paid by the Grantee upon the grant) will be taxable to the Grantee in the year in which the restrictions lapse. As an alternative, a Grantee may elect to treat the fair market value of the Restricted Common Stock on the date of grant (less any amount paid by the Grantee therefor) as compensation income in the year of Award, by making an election (the “Section 83(b) Election”) within 30 days after the date of grant. If such an election is made and the Restricted Stock is subsequently forfeited to the Company, the Grantee will be allowed only a capital loss deduction in connection with such forfeiture. The deductibility of capital losses is subject to limitations. The Company generally will be entitled to a deduction equal to the amount of ordinary income recognized by the Grantee in the relevant tax year. Any subsequent gain realized by the Grantee who has made a Section 83(b) Election upon the sale of the Restricted Stock will be subject to federal income tax at long-term capital gains tax rates if the stock has been held for more than one year. Long-term capital gains of individuals are subject to reduced rates of taxation.

Exercise of Options with Previously — Acquired Shares

        If previously acquired shares of the Company are surrendered by a Grantee in full or partial payment of the exercise price of an option (whether an ISO or a NQSO), no gain or loss generally will be recognized by the Grantee upon the exercise of such option to the extent the Grantee receives shares which on the date of exercise have a fair market value equal to or less than the fair market value of the shares surrendered in exchange therefor (the new Company shares received upon the exercise are referred to as the “Replacement Shares”). If the option exercised is an ISO or if the option is an NQSO and the shares used to exercise were previously acquired pursuant to the exercise of an ISO and such shares were held for the requisite period of time, the Replacement Shares are treated as having been acquired pursuant to the exercise of an ISO and will be subject to the federal income tax treatment applicable to ISO shares, as described above. If an option is exercised with shares which were previously acquired pursuant to the exercise of an ISO but which were not held for the required two-years-from-grant/one-year-after-transfer holding period (as described above), there is a disqualifying disposition of such previously acquired shares. In such case, the Grantee would recognize ordinary income upon such disqualifying disposition equal to the difference between the fair market value of such shares on the date of exercise of the prior ISO and the amount paid for such shares (but not in excess of the gain realized). Special rules apply in determining which shares are considered to have been disposed of when and in allocating the basis among the shares. A Grantee who has acquired shares of the Company from more than one source should consult an independent tax advisor regarding the application of such special rules. No portion of any gain from such a disqualifying disposition will be treated as capital gain. The Grantee will have an aggregate basis in the Replacement Shares equal to the basis of the shares surrendered, increased by the amount of any ordinary income required to be recognized on the disposition of the previously acquired shares. The Grantee’s holding period for the Replacement Shares generally will include the period during which the surrendered shares were held. To the extent that upon the exercise of an ISO by the Grantee the Company determines to withhold a portion of the shares issued to the Grantee, there will be a disqualifying disposition of the shares withheld by the Company. Accordingly, the excess (if any) of the fair market value of the withheld shares on the date of transfer of such shares to the Grantee over the exercise price (but not in excess of the gain realized on the sale of the shares) will be taxed to the Grantee as ordinary income in the year of such disposition, and the Company generally will be entitled to a deduction in the year of exercise equal to such amount. If the Company withholds a portion of the shares issued to a Grantee upon the exercise of an NQSO, the federal income tax consequences of such exercise will be the same as the exercise of an NQSO with cash (as described above).

Regular Withholding and Information Reporting

        When and as recognized under the specific rules applicable to a particular Award, any compensation income (other than income from exercise of an ISO or a “disqualifying disposition” of a Common Stock acquired pursuant to the exercise of an ISO) from an Award is subject to the withholding and payment of applicable federal and state income taxes and related employment taxes. As provided in the Plan, the Company reserves the right to make provision for the payment of all withholding and employment taxes, including, but not limited to, deducting and withholding such taxes from other amounts payable to a Grantee or requiring a Grantee to remit to the Company payment of any withholding or employment taxes.

        When and as recognized under the specific rules applicable to a particular Award, the Company will be required to report such income to the IRS and other tax authorities on Forms W-2, Forms 1099, or other similar forms (as applicable).

Backup Withholding.

        Non-employee Grantees who fail to complete and timely furnish to the Company Form W-9 may be subject to backup withholding of federal income tax at a 28 percent federal income tax rate with respect to the amount of compensation income realized by such Grantee. To prevent such backup withholding, each non-employee Grantee must provide to the Company such person’s correct taxpayer identification number and certify that such person is not subject to backup withholding of federal income tax by completing and signing Form W-9. Unless each non-employee Grantee timely provides the requisite certification, backup withholding at the 28 percent tax rate will be required with respect to any compensation income of such Grantee. The amount withheld will be allowed as a credit against such Grantee’s federal income tax liability for the applicable taxable year and may entitle the Grantee to a federal income tax refund under certain circumstances.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
STOCKHOLDERS VOTE IN FAVOR OF APPROVING THE ADOPTION OF THE 2006
STOCK INCENTIVE PLAN.

MISCELLANEOUS

Other Matters

        Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

        All shareholders are urged to fill in their choices with respect to the matters to be voted on, sign and promptly return the enclosed form of Proxy.

By Order of the Board of Directors, Li Zhiyuan Chairman of the Board, President and Chief Executive Officer

September 29, 2006

APPENDIX A

2006 STOCK INCENTIVE PLAN

OF

JINPAN INTERNATIONAL LIMITED

    1.        Purposes of the Plan. This stock incentive plan (the “Plan”) is intended to provide an incentive to employees (including directors and officers who are employees), consultants and non-employee directors of Jinpan International Limited (the “Company”), a British Virgin Islands corporation, or any Parent or Subsidiaries (as such terms are defined in Section 17), and to offer an additional inducement in obtaining the services of such individuals. The Plan provides for the grant of “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), stock options which do not qualify as ISOs (“NQSOs”), and shares of stock of the Company that may be subject to contingencies or restrictions (“Stock Awards”; collectively, with an ISO or NQSO, each an “Award”). The Company makes no representation or warranty, express or implied, as to the qualification of any option as an “incentive stock option” or any other treatment of an Award under the Code.

    2.        Stock Subject to the Plan. Subject to the provisions of Section 10, the aggregate number of shares of the Company’s common stock, par value $0.018 per share (“Common Stock”), for which Awards may be granted under the Plan shall not exceed 300,000 shares. Such shares of Common Stock may, in the discretion of the Board of Directors of the Company (the “Board of Directors”), consist either in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held in the treasury of the Company. Subject to the termination provisions of Section 11, any shares of Common Stock subject to an Award which for any reason expires or is forfeited, canceled, or terminated unexercised or which ceases for any reason to be exercisable, will again become available for the granting of Awards under the Plan. The Company shall at all times during the term of the Plan reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of the Plan. As further set forth in Section 9 hereof, all Awards shall be granted by one or more written instruments (the “Contract”) which shall set forth all terms and conditions of the Award.

    3.        Administration of the Plan. The Plan will be administered by the Board of Directors, or by a committee (the “Committee”) consisting of two or more directors appointed by the Board of Directors. Those administering the Plan shall be referred to herein as the “Administrators.” Notwithstanding the foregoing, if the Company is or becomes a corporation issuing any class of common equity securities required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent necessary to preserve any deduction under Section 162(m) of the Code or to comply with Rule 16b-3 promulgated under the Exchange Act, or any successor rule (“Rule 16b-3”), any Committee appointed by the Board of Directors to administer the Plan shall be comprised of two or more directors each of whom shall be a “non-employee director,” within the meaning of Rule 16b-3, and an “outside director,” within the meaning of Treasury Regulation Section 1.162-27(e)(3), and the delegation of powers to the Committee shall be consistent with applicable laws and regulations (including, without limitation, applicable state law and Rule 16b-3). Unless otherwise provided in the Articles of Association of the Company, by resolution of the Board of Directors or applicable law, a majority of the members of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, and any acts approved in writing by all members without a meeting, will be the acts of the Committee.

        Subject to the express provisions of the Plan, the Administrators shall have the authority, in their sole discretion, to determine each person who will be granted an Award; the type of Award to be granted, the times when an Award shall be granted; whether an option granted to an Award Holder (as such term is defined in Section 4) will be an ISO or a NQSO; the type (i.e., voting or non-voting) and number of shares of Common Stock to be subject to each Award; the term of each Award; the date each Award shall become exercisable; whether an Award will be exercisable in whole or in installments, and, if in installments, the number of shares of Common Stock to be subject to each installment; whether the installments will be cumulative; the date each installment will become exercisable and the term of each installment; whether to accelerate the date of exercise of any Award or installment thereof in the event of the death of the Award Holder or upon other conditions to be specified by the Administrators in the applicable Contract or subsequent thereto; whether shares of Common Stock may be issued upon the exercise of an Award as partly paid, and, if so, the dates when future installments of the exercise price will become due and the amounts of such installments; the exercise price or other amount to be paid in connection with the exercise of an Award; the form of payment of the exercise price; subject to Section 7 of the Plan, the fair market value of a share of Common Stock; the restrictions, if any, imposed with respect to an Award and whether and under what conditions to waive any such restrictions; whether and under what conditions to restrict the sale or other disposition of the shares of Common Stock acquired upon the grant or exercise of an Award and, if so, whether and under what conditions to waive any such restriction; whether and under what conditions to subject the grant or exercise of all or any portion of an Award, the vesting of an Award, or the shares acquired pursuant to the exercise of an Award, to the fulfillment of certain restrictions or contingencies all as specified in the Contract, including without limitation restrictions or contingencies relating to (a) entering into a covenant not to compete with the Company, any Parent (if any) (as such term is defined in Section 17) and any of its Subsidiaries (as such term is defined in Section 17), (b) financial objectives for the Company, any of its Subsidiaries, a division, a product line or other category, and/or (c) the period of continued employment, consultancy, or directorship with the Company or any of its Subsidiaries, and to determine whether such restrictions or contingencies have been met; the amount, if any, necessary to satisfy the obligation of the Company, any of its Subsidiaries, or any Parent to withhold taxes or other amounts; whether an Award Holder has a Disability (as such term is defined in Section 17); with the consent of the Award Holder, to cancel or modify an Award, provided, however, that the modified provision is permitted to be included in an Award granted under the Plan on the date of the modification; provided, further, however, that in the case of a modification (within the meaning of Section 424(h) of the Code) of an ISO, such option as modified would be permitted to be granted on the date of such modification under the terms of the Plan; to construe the respective Contracts and the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to approve any provision of the Plan or any Award granted under the Plan or any amendment to either which, under Rule 16b-3 or Section 162(m) of the Code, requires the approval of the Board of Directors, a committee of non-employee directors or the stockholders, in order to be exempt under Section 16(b) of the Exchange Act (unless otherwise specifically provided herein), or to preserve any deduction under Section 162(m) of the Code; and to make all other determinations necessary or advisable for administering the Plan. Any controversy or claim arising out of or relating to the Plan, any Award granted under the Plan, or any Contract will be determined unilaterally by the Administrators in their sole discretion. The determinations of the Administrators on matters referred to in this Section 3 will be conclusive and binding on all parties. No Administrator or former Administrator shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted hereunder.

    4.        Eligibility. The Administrators may from time to time, consistent with the purposes of the Plan, grant Awards to (a) employees (including officers and directors who are employees) of the Company, any Parent, or any of its Subsidiaries, (b) consultants to the Company, any Parent, or any of its Subsidiaries, and/or (c) to such directors of the Company who, at the time of grant, are not common law employees of the Company or of any of its Subsidiaries, as the Administrators may determine in their sole discretion (each, an “Award Holder”). Such Awards granted will cover such number of shares of Common Stock as the Administrators may determine in their sole discretion; provided, however, that if on the date of grant of an Award, any class of common stock of the Company (including without limitation the Common Stock) is required to be registered under Section 12 of the Exchange Act, the maximum number of shares subject to an Award that may be granted to any Award Holder during any calendar year under the Plan shall be 30,000 shares (the “Section 162(m) Maximum”); provided, further, however, that the aggregate market value (determined at the time the option is granted) of the shares of Common Stock for which any eligible employee may be granted ISOs under the Plan or any other plan of the Company, or of a Parent or a Subsidiary of the Company, which are exercisable for the first time by such employee during any calendar year shall not exceed $100,000. The $100,000 ISO limitation amount will be applied by taking ISOs into account in the order in which they were granted. Any option (or portion thereof) granted in excess of such ISO limitation amount shall be treated as a NQSO to the extent of such excess.

    5.        Options.

(a) Grant. The Administrators may from time to time, in their sole discretion, consistent with the purposes of the Plan, grant options to one or more Award Holders.

    (b)              Exercise Price. The exercise price of the shares of Common Stock under each option shall be determined by the Administrators in their sole discretion; provided, however, that the exercise price of an ISO, or of any Award intended to satisfy the performance-based compensation exemption to the deduction limitation under Section 162(m) of the Code, shall not be less than the fair market value of the Common Stock subject to such option on the date of grant; and provided, further, however, that if, at the time an ISO is granted, the Award Holder owns (or is deemed to own under Section 424(d) of the Code) stock constituting more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, of any of its Subsidiaries, or of a Parent, the exercise price of such ISO may not be less than one hundred ten percent (110%) of the fair market value of the Common Stock subject to such ISO on the date of grant.

    (c)              Term. Each option granted pursuant to the Plan shall be for such term as is established by the Administrators, in their sole discretion, at or before the time such option is granted; provided, however, that the term of each option granted pursuant to the Plan shall be for a period not exceeding ten (10) years from the date of grant thereof, and providedfurther, that if, at the time an ISO is granted, the Award Holder owns (or is deemed to own under Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, of any of its Subsidiaries, or of a Parent, the term of the ISO shall be for a period not exceeding five (5) years from the date of grant. Options will be subject to earlier termination as hereinafter provided.

    (d)              Termination of Relationship. Except as may otherwise be expressly provided in the applicable Contract or the Award Holder’s written employment or consulting or termination contract, any Award Holder, whose employment or consulting or advisory relationship with the Company, any Parent, or any of its Subsidiaries, has terminated for any reason other than the death or Disability of the Award Holder, may exercise any option granted to the Award Holder as an employee or consultant, to the extent exercisable on the date of such termination, at any time within three (3) months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if such relationship is terminated for Cause (as defined in Section 17), such option will terminate immediately. A change of status from that of an employee to that of a consultant, or from consultant to employee, will not be deemed to trigger a termination of the Award Holder’s status as an employee or consultant, except that if an Award Holder who was an employee becomes a consultant and does not exercise vested options within the above specified time period, such options will, if applicable, no longer have the status of ISOs.

        For the purposes of the Plan, an employment or consulting relationship will be deemed to exist between an individual and the Company if, at the time of the determination, the individual was an employee of the Company, its Parent, any of its Subsidiaries, or any of its consultants for purposes of Section 422(a) of the Code. As a result, an individual on military leave, sick leave, or other bona fide leave of absence will continue to be considered an employee or consultant for purposes of the Plan during such leave if the period of the leave does not exceed ninety (90) days, or, if longer, so long as the individual’s right to re-employment with the Company, any of its Subsidiaries, a Parent, or consultant is guaranteed either by statute or by contract. If the period of leave exceeds ninety (90) days and the individual’s right to re-employment is not guaranteed by statute or by contract, the employment or consulting relationship will be deemed to have terminated on the ninety-first (91st) day of such leave.

        Except as may otherwise be expressly provided in the applicable Contract, an Award Holder whose directorship with the Company has terminated for any reason other than the Award Holder’s death or Disability, may exercise the options granted to the Award Holder as a director who was not an employee of or consultant to the Company or any of its Subsidiaries, to the extent exercisable on the date of such termination, at any time within three (3) months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if the Award Holder’s directorship is terminated for Cause, such option will terminate immediately.

        Except as may otherwise be expressly provided in the applicable Contract, options granted under this Plan to a director, officer, employee, consultant, or advisor will not be affected by any change in the status of the Award Holder so long as such Award Holder continues to be a director of the Company, or an officer or employee of, or a consultant or advisor to, the Company or any of its Subsidiaries or a Parent (regardless of having changed from one to the other or having been transferred from one entity to another).

        Nothing in the Plan or in any option granted under the Plan will confer on any person any right to continue in the employ of or as a consultant or advisor of the Company, its Parent, or any of its Subsidiaries, or as a director of the Company, or interfere in any way with any right of the Company, its Parent, or any of its Subsidiaries to terminate such relationship at any time for any reason whatsoever without liability to the Company, its Parent, or any of its Subsidiaries.

    (e)              Death or Disability of an Award Holder. Except as may otherwise be expressly provided in the applicable Contract or the Award Holder’s written employment, consulting or termination contract, if an Award Holder dies (a) while the Award Holder is employed by, or is a consultant to, the Company, its Parent, or any of its Subsidiaries, (b) within three (3) months after the termination of the Award Holder’s employment or consulting relationship with the Company, its Parent, and any of its Subsidiaries (unless such termination was for Cause) or (c) within one (1) year following the termination of such employment or consulting relationship by reason of the Award Holder’s Disability, the options granted to the Award Holder as an employee of, or consultant to, the Company, its Parent, or any of its Subsidiaries, may be exercised, to the extent exercisable on the date of the Award Holder’s death, by the Award Holder’s Legal Representative (as such term is defined in Section 17), at any time within one (1) year after death, but not thereafter and in no event after the date the option would otherwise have expired. Except as may otherwise be expressly provided in the applicable Contract or the Award Holder’s written employment, consulting or termination contract, any Award Holder whose employment or consulting relationship with the Company, its Parent, and any of its Subsidiaries has terminated by reason of the Award Holder’s Disability may exercise such options, to the extent exercisable upon the effective date of such termination, at any time within one (1) year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

        Except as may otherwise be expressly provided in the applicable Contract, if an Award Holder dies (a) while the Award Holder is a director of the Company, (b) within three (3) months after the termination of the Award Holder’s directorship with the Company (unless such termination was for Cause) or (c) within one (1) year after the termination of the Award Holder’s directorship by reason of the Award Holder’s Disability, the options granted to the Award Holder as a director who was not an employee of or consultant to the Company, its Parent, or any of its Subsidiaries, may be exercised, to the extent exercisable on the date of the Award Holder’s death, by the Award Holder’s Legal Representative at any time within one (1) year after death, but not thereafter and in no event after the date the option would otherwise have expired. Except as may otherwise be expressly provided in the applicable Contract, an Award Holder whose directorship with the Company has terminated by reason of Disability, may exercise such options, to the extent exercisable on the effective date of such termination, at any time within one (1) year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

    6.              Stock Awards. The Administrators, in their sole discretion, may from time to time, consistent with the purposes of the Plan, grant shares of Common Stock to persons eligible for such grant pursuant to Section 4. The grant may be for no consideration (except the minimum required by the laws of the British Virgin Islands), or may require the Award Holder to pay such price per share therefor, if any, as the Administrators may determine, in their sole discretion. Payment for any shares so granted may be made in such manner (including for services), consistent with the laws of the British Virgin Islands, as the Administrators may determine. Such shares may be subject to such contingencies and restrictions as the Administrators may determine, as set forth in the Contract, including the right to repurchase such shares upon specified events determined by the Administrators as set forth in the Contract, or events of forfeiture as determined by the Administrators as set forth in the Contract. Such rights of repurchase or forfeiture may be based on factors as determined by the Administrators, including but not limited to factors relating to the tenure of the employment or consulting relationship between the Award Holder and the Company, performance criteria related to the Award Holder or the Company, and whether the relationship between the Award Holder and the Company has terminated with or without Cause or with or without the Company’s consent. Upon the issuance of the stock certificate for a Stock Award, or in the case of uncertificated shares, the entry on the books of the Company’s transfer agent representing such shares, notwithstanding any contingencies or restrictions to which the shares are subject, the Award Holder will be considered to be the record owner of the shares, and subject to the contingencies and restrictions set forth in the Award Agreement, will have all rights of a shareholder of record with respect to such shares, including the right to vote and to receive distributions. The shares will vest in the Award Holder when all of the vesting restrictions and contingencies lapse, including the lapse of any rights of repurchase or forfeiture as provided in the Contract. Until such time, the Administrators may require that such shares be held by the Company, together with a stock power duly endorsed in blank by the Award Holder.

    7.              Rules of Operation.

    (a)              Fair Market Value. The fair market value of a share of Common Stock on any day will be (i) if the principal market for the Common Stock is a national securities exchange, the closing prices per share of the Common Stock on such day as reported by such exchange or on a consolidated tape reflecting transactions on such exchange, (ii) if the principal market for the Common Stock is not a national securities exchange and the Common Stock is quoted on the Nasdaq Stock Market (“Nasdaq”), and (A) if actual sales price information is available with respect to the Common Stock, the closing sales price per share of the Common Stock on such day on Nasdaq, or (B) if such information is not available, the closing bid and asked prices per share for the Common Stock on such day on Nasdaq, or (iii) if the principal market for the Common Stock is not a national securities exchange and the Common Stock is not quoted on Nasdaq, the closing bid and asked prices per share for the Common Stock on such day as reported on the OTC Bulletin Board Service or by National Quotation Bureau, Incorporated or a comparable service; provided, however, that if clauses (i), (ii) and (iii) of this Section 7(a) are all inapplicable because the Company’s Common Stock is not publicly traded, or if no trades have been made or no quotes are available for such day, the fair market value of a share of Common Stock will be determined by the Administrators by any method consistent with any applicable regulations adopted by the Treasury Department relating to stock options.

    (b)              Exercise. An Award (or any installment thereof), to the extent then exercisable, may be exercised by giving written notice to the Company at its principal office identifying which Award is being exercised, specifying the number of shares of Common Stock as to which such Award is being exercised, and accompanied by payment in full of the aggregate exercise price therefor (or the amount due on exercise if the applicable Contract permits installment payments) (i) in cash and/or by certified check, (ii) with the authorization of the Administrators, with previously acquired shares of Common Stock having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all Awards being exercised, (iii) with the authorization of the Administrators, by delivering a full or limited recourse, interest bearing promissory note payable in one or more installments, and secured by the shares of Common Stock for which the Award is exercised, for any amount of the purchase price in excess of the minimum required under the laws of the British Virgin Islands to be paid upon issuance, or (iv) some combination thereof; provided, however, that in no case may shares be tendered if such tender would require the Company to incur a charge against its earnings for financial accounting purposes. The Company will not be required to issue any shares of Common Stock pursuant to the exercise of any Award until all required payments with respect thereto, including payments for any required withholding amounts, have been made.

        The Administrators may, in their sole discretion, permit payment of the exercise price of an Award by the Award Holder’s delivery of a properly executed notice, together with a copy of the Award Holder’s irrevocable instructions to a broker acceptable to the Administrators to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price. In connection therewith, the Company may enter into agreements for coordinated procedures with one or more brokerage firms.

        In no case may a fraction of a share of Common Stock be purchased or issued under the Plan.

    (c)              Stockholder Rights. An Award Holder will not have the rights of a stockholder with respect to such shares of Common Stock to be received upon the exercise or grant of an Award until the date of issuance of a stock certificate to the Award Holder for such shares or, in the case of uncertificated shares, until the date an entry is made on the books of the Company’s transfer agent representing such shares; provided, however, that until such stock certificate is issued or until such book entry is made, any Award Holder using previously acquired shares of Common Stock in payment of an option exercise price will continue to have the rights of a stockholder with respect to such previously acquired shares.

    8.        Compliance with Securities Laws. It is a condition to the receipt or exercise of any Award that either (a) a Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Common Stock to be issued upon such grant or exercise will be effective and current at the time of such grant or exercise, or (b) there is an exemption from registration under the Securities Act for the issuance of the shares of Common Stock upon such grant or exercise. Nothing herein will be construed as requiring the Company to register shares subject to any Award under the Securities Act or to keep any Registration Statement effective or current.

        The Administrators may require, in their sole discretion, as a condition to the grant or exercise of an Award, that the Award Holder execute and deliver to the Company the Award Holder’s representations and warranties, in form, substance, and scope satisfactory to the Administrators, which the Administrators determine is necessary or convenient to facilitate the perfection of an exemption from the registration requirements of the Securities Act, applicable state securities laws or other legal requirements, including without limitation, that (a) the shares of Common Stock to be issued upon the receipt or exercise of an Award are being acquired by the Award Holder for the Award Holder’s own account, for investment only, and not with a view to the resale or distribution thereof, and (b) any subsequent resale or distribution of shares of Common Stock by such Award Holder will only be made pursuant to (i) a Registration Statement under the Securities Act which is effective and current with respect to the shares of Common Stock being sold, or (ii) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption, the Award Holder, prior to any offer of sale or sale of such shares of Common Stock, shall provide the Company with a favorable written opinion of counsel satisfactory to the Company, in form, substance, and scope satisfactory to the Company, as to the applicability of such exemption to the proposed sale or distribution.

        In addition, if at any time the Administrators determine that the listing or qualification of the shares of Common Stock subject to any Award on any securities exchange, Nasdaq or under any applicable law, or that the consent or approval of any governmental agency or regulatory body, is necessary or desirable as a condition to, or in connection with, the granting of an Award, or the issuance of shares of Common Stock upon exercise of an Award, such Award may not be granted or exercised in whole or in part, as the case may be, unless such listing, qualification, consent, or approval has been effected or obtained free of any conditions unacceptable to the Administrators.

    9.        Award Contracts. Each Award will be evidenced by an appropriate Contract, which will be duly executed by the Company and the Award Holder. Such Contract must contain such terms, provisions, and conditions not inconsistent herewith as may be determined by the Administrators in their sole discretion. The terms of each Award and Contract need not be identical.

    10.        Adjustments Upon Changes in Common Stock. Notwithstanding any other provision of the Plan, and except as set forth below, in the event of a Change in Control (as defined in Section 17), in the event of a stock dividend, recapitalization, merger, consolidation, spin-off, stock-split, combination, or exchange of shares or the like which results in a change in the number or kind of shares of Common Stock which are outstanding immediately prior to such event, the aggregate number and kind of shares subject to the Plan, the aggregate number and kind of shares subject to each outstanding Award, the exercise price of each Award, and the maximum number of shares subject to each Award that may be granted to any employee in any calendar year, and the Section 162(m) Maximum, will be appropriately adjusted by the Board of Directors, whose determination will be conclusive and binding on all parties. Such adjustment may provide for the elimination of fractional shares that might otherwise be subject to options without payment therefor. Notwithstanding the foregoing, no adjustment may be made pursuant to this Section 10 if such adjustment (a) would cause the Plan to fail to comply with Section 422 of the Code or with Rule 16b-3 of the Exchange Act (if applicable to such Award), and (b) would be considered as the adoption of a new plan requiring stockholder approval. The conversion of one or more outstanding shares of preferred stock that the Company may issue from time to time into Common Stock will not in and of itself require any adjustment under this Section 10.

        Except as may otherwise be expressly provided in an applicable Contract, in the event of a Change in Control (as defined in Section 17) any options will vest in full at such date so that each such option will, immediately prior to the effective date of the Change in Control, become fully exercisable for all of the shares of Common Stock at the time subject to that option and may be exercised for any or all of those shares as fully-vested shares of Common Stock and such options will otherwise terminate as of the effective date of the Change in Control; provided, however, that the Award Holder will be given notice of the Change in Control not less than five (5) days in advance so he is given an opportunity to exercise any options prior to the Change in Control, which exercise may be conditioned upon consummation of such Change in Control. However, except as may be expressly provided in an applicable Contract, the shares subject to an outstanding option will not vest on such an accelerated basis, and such option shall not terminate, if and to the extent that: (a) such option is assumed (i.e., appropriate provision for any outstanding options is made by substitution on an equitable basis of appropriate stock of the Company or of the successor corporation which will be issuable in respect to one share of Common Stock of the Company) by the successor corporation (or parent thereof) in the Change in Control and the Company’s repurchase rights, if any, are concurrently assigned to such successor corporation (or parent thereof), or if the Change in Control is of the type specified in Section 17(c)(i)(C) the Company expressly agrees to allow the option to continue or (b) such option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested option shares at the time of the Change in Control and provides for subsequent payout in accordance with the same vesting schedule applicable to those unvested option shares, or (c) the acceleration of such option is subject to other limitations imposed by the Administrators at the time of the Award grant. Except as may otherwise be expressly provided in an applicable Contract, all outstanding repurchase rights under a Contract (for shares acquired pursuant to the exercise of an option or shares acquired pursuant to a Stock Award) will also terminate automatically, and the shares of Common Stock subject to those terminated rights will immediately vest in full, in the event of a Change in Control, except to the extent that (x) those repurchase rights are assigned to the successor corporation (or Parent thereof) in connection with such transaction or, if the Change in Control is of the type specified in Section 17(c)(i)(C) the Company expressly agrees to provide for the continuation of such repurchase rights or (y) such accelerated vesting is precluded by other limitations imposed by the Administrators at the time the Award is granted.

        The Administrators will have the discretionary authority, exercisable at the time the unvested Award shares are issued or any time while the repurchase rights with respect to those shares remain outstanding, to provide that those rights will automatically terminate on an accelerated basis, and the shares subject to those terminated rights will immediately vest, in the event that the Award Holder’s employment, consultancy, or directorship should subsequently be terminated by the Company or the successor without Cause within a designated period (not to exceed eighteen (18) months) following the effective date of any Change in Control in which those repurchase rights are assigned to the successor corporation (or parent thereof).

    11.        Amendments and Termination of the Plan. The Plan was adopted by the Board of Directors on September 8, 2006. No Award may be granted under the Plan after September 8, 2016. The Board of Directors, without further approval of the Company’s stockholders, may at any time suspend or terminate the Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including without limitation, in order that ISOs granted hereunder meet the requirements for “incentive stock options” under the Code, or to comply with the provisions of Rule 16b-3 or Section 162(m) of the Code or any change in applicable laws or regulations, ruling or interpretation of any governmental agency or regulatory body; provided, however, that no amendment will be effective, without the requisite prior or subsequent stockholder approval, which would (a) except as contemplated in Section 10, increase the maximum number of shares of Common Stock for which any Awards may be granted under the Plan or change the Section 162 Maximum, (b) change the eligibility requirements for individuals entitled to receive Awards hereunder, or (c) make any change for which applicable law or any governmental agency or regulatory body requires stockholder approval. No termination, suspension, or amendment of the Plan may adversely affect the rights of an Award Holder under any Award granted under the Plan without such Award Holder’s consent. The power of the Administrators to construe and administer any Award granted under the Plan prior to the termination or suspension of the Plan will continue after such termination or during such suspension.

    12.        Non-Transferability. Except as may otherwise be expressly provided in the applicable Contract, no option granted under the Plan may be transferable other than by will or the laws of descent and distribution, and Awards may be exercised, during the lifetime of the Award Holder, only by the Award Holder or the Award Holder’s Legal Representatives. Except as may otherwise be expressly provided in the applicable Contract, a Stock Award, to the extent not vested, will not be transferable other than by will or the laws or descent and distribution. Except to the extent provided above, Awards may not be assigned, transferred, pledged, hypothecated, or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment, or similar process, and any such attempted assignment, transfer, pledge, hypothecation, or disposition will be deemed null and void ab initio and of no force or effect.

    13.        Withholding Taxes. The Company, or its Parent, or any of its Subsidiaries, as applicable, may withhold (a) cash or (b) with the consent of the Administrators (in the Contract or otherwise), shares of Common Stock to be issued under an Award or a combination of cash and shares, having an aggregate fair market equal to the amount which the Administrators determine is necessary to satisfy the obligation of the Company, a Subsidiary, or Parent to withhold federal, state, and local income taxes or other amounts incurred by reason of the grant, vesting, exercise, or disposition of an option or the disposition of the underlying shares of Common Stock. Alternatively, the Company may require the Award Holder to pay to the Company such amount, in cash, promptly upon demand.

    14.        Legends; Payment of Expenses; Share Escrow. The Company may endorse such legend or legends upon the certificates for shares of Common Stock issued upon the grant or exercise of an Award and may issue such “stop transfer” instructions to its transfer agent in respect of such shares as it determines, in its sole discretion, to be necessary or appropriate to (a) prevent a violation of, or to perfect an exemption from, the registration requirements of the Securities Act, applicable state securities laws, or other legal requirements, (b) implement the provisions of the Plan or any agreement between the Company and the Award Holder with respect to such shares of Common Stock, or (c) permit the Company to determine the occurrence of a “disqualifying disposition,” as described in Section 421(b) of the Code, of the shares of Common Stock transferred upon the exercise of an ISO granted under the Plan.

        The Company shall pay all issuance taxes with respect to the issuance of shares of Common Stock upon grant or exercise of an Award, as well as all fees and expenses incurred by the Company in connection with such issuance.

        Shares with respect to Stock Awards may, in the Administrator’s discretion, be held in escrow by the Company until the Award Holder’s interest in such shares vests.

    15.        Use of Proceeds. The cash proceeds to be received upon the grant or exercise of an Award will be added to the general funds of the Company and used for such corporate purposes as the Board of Directors may determine, in its sole discretion.

    16.        Substitutions and Assumptions of Awards of Certain Constituent Corporations. Notwithstanding anything in this Plan that is contrary, the Board of Directors may, without further approval by the stockholders, substitute new Awards for prior Awards of a Constituent Corporation (as such term is defined in Section 17) or assume the prior options or restricted stock of such Constituent Corporation.

    17.        Definitions.

    (a)               “Cause,” in connection with the termination of an Award Holder, means (i) “cause,” as such term (or any similar term, such as “with cause”) is defined in any employment, consulting, or other applicable agreement for services between the Company and such Award Holder, or (ii) in the absence of such an agreement, “cause” as such term is defined in the Contract executed by the Company and such Award Holder, or (iii) in the absence of both of the foregoing, (A) conviction of such Award Holder for any felony or the entering by him of a please of guilty or nolo contendere with respect thereto, (B) willful and repeated failures in any material respect of such Award Holder to perform any of the Award Holder’s reasonable duties and responsibilities assigned to him and the failure of the Award Holder to cure such failures hereunder within thirty (30) days after written notice thereof from the Company, (C) the commission of any act or failure to act by such Award Holder that involves moral turpitude, dishonesty, theft, destruction of property, fraud, embezzlement, or unethical business conduct, or that is otherwise injurious to the Company, its Parent, any of its Subsidiaries, or any other affiliate of the Company (or its or their respective employees), whether financially or otherwise, or (D) any material violation by such Award Holder of the requirements of such Contract, any other contract or agreement between the Company and such Award Holder or this Plan (as in effect from time to time); in each case, with respect to subsections (A) through (D), as determined by the Board of Directors.

    (b)              “Constituent Corporation” means any corporation which engages with the Company, its Parent, or any of its Subsidiaries in a transaction to which Section 424(a) of the Code applies (or would apply if the option assumed or substituted were an ISO), or any Parent or any Subsidiary of such corporation.

(c) “Change in Control” means

(i) any of the following transactions effected with a Person not an Affiliate of the Company immediately prior to the transaction:

    (A)               a merger or consolidation of the Company with or into another entity; (B) the exchange or sale of all or a portion of the outstanding shares of the Company for securities of another entity, or other consideration provided by such entity; or (C) the issuance of equity securities of the Company or securities convertible into equity securities, in exchange for securities of another entity or other consideration provided by such entity; and in the case of either (A), (B), or (C) the Company’s shareholders prior to the transaction, do not possess, immediately after such transaction, more than fifty percent (50%) (not including the holdings of the other entity or Affiliate thereof, if such person was a shareholder of the Company prior to the transaction) of the voting power of any of the following: (X)  the Company; (Y) such other entity; or (Z) any direct or indirect Parent of such other entity;

(ii) a sale of all or substantially all of the Company’s assets to a third party not an Affiliate of the Company immediately prior to such transaction.

    (iii)               any person or entity (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any company controlled by the Company), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities; excluding, however, any person or entity acquiring such beneficial ownership (A) directly from the Company or from an affiliate of the company who acquired such beneficial ownership directly from the Company (including any acquisition resulting from exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities acquired from the Company or such an affiliate), and (B) pursuant to a reorganization, merger or consolidation involving the company which does not itself constitute a Change in Control pursuant to subsection (i) of this definition; provided, however, that this subparagraph (c)(iii) will be inapplicable if the Company is not at the time of an event described in this subparagraph (c)(iii), a reporting company under the Exchange Act;

    (iv)               during any period of not more than two consecutive years (not including any period prior to the date of this Agreement), individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election, by shareholders of the Company of each new director was approved or ratified by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period or who were new directors approved by such a vote; provided, however, that this subparagraph (c)(iv) will be inapplicable if the Company is not at the time of an event described in this subparagraph (c)(iv), a reporting company under the Exchange Act; or

(v) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

    (vi)               For the purposes of this definition, the term “Affiliate” of any person or entity (“Person”) means any other person or entity which controls, is controlled by, or is under common control with such Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of, and policies of a person whether through the ownership of voting securities, by contract or otherwise.

(d) “Disability” means a permanent and total disability within the meaning of Section 22(e)(3) of the Code.

    (e)               “Legal Representative” means the executor, administrator or other person who at the time is entitled by law to exercise the rights of a deceased or incapacitated Award Holder with respect to an Award granted under the Plan.

(f) “Parent” means a “parent corporation” within the meaning of Section 424(e) of the Code.

(g) “Subsidiary” means a “subsidiary corporation” within the meaning of Section 424(f) of the Code.

    18.              Section 409A Savings Clause. Notwithstanding anything to the contrary contained herein, none of the awards issuable under this Plan are intended to be deferred compensation pursuant to Section 409A of the Code. This Plan’s provisions will be administered and construed by the Administrators in a manner to fulfill such intent.

    19.              Governing Law. The Plan, any Awards granted hereunder, the Contracts, and all related matters shall be governed by, and construed in accordance with, the laws of the British Virgin Islands, other than those laws which would defer to the substantive law of the other jurisdiction.

        Neither the Plan nor any Contract may be construed or interpreted with any presumption against the Company by reason of the Company causing the Plan or Contract to be drafted. Whenever it appears appropriate from the context that any term stated in either the singular or plural will include the singular and plural, and any term stated in the masculine, feminine or neuter gender will include the masculine, feminine, and neuter.

    20.              Partial Invalidity. The invalidity, illegality, or unenforceability of any provision in the Plan, any Award or Contract will not affect the validity, legality, or enforceability of any other provision, all of which will be valid, legal, and enforceable to the fullest extent permitted by applicable law.

    21.              Stockholder Approval. The Plan will be subject to approval of the Company’s stockholders. No options granted hereunder may be exercised prior to such approval, provided, however, that upon receiving stockholders’ approval, the date of grant of any option will be determined as if the Plan had not been subject to such approval. Notwithstanding the foregoing, if the Plan is not approved by a vote of the stockholders of the Company on or before September 8, 2007, the Plan and any Awards granted hereunder will terminate.

PROXY CARD

PROXY	PROXY

JINPAN INTERNATIONAL LIMITED

(Solicited on behalf of the Board of Directors)

        The undersigned holder of Common Stock, revoking all proxies heretofore given, hereby constitutes and appoints Li Zhiyuan and Jing Yuqing and each of them, proxies (the “Proxies”), with full power of substitution, for the undersigned and in the name, place and stead of the undersigned, to vote all of the undersigned’s shares of said stock, according to the number of votes and with all the powers the undersigned would possess if personally present, at the 2006 Annual Meeting of Shareholders (the “Meeting”) of JINPAN INTERNATIONAL LIMITED (the “Company”) to be held at the Company’s offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Monday, October 30, 2006 at 10:30 a.m., Haikou time, and at any adjournments or postponements thereof.

        The undersigned hereby acknowledges receipt of the Notice of Meeting and Proxy Statement relating to the Meeting and hereby revokes any proxy or proxies heretofore given.

        Each properly executed proxy will be voted in accordance with the specifications made on the reverse side of this proxy and in the discretion of the Proxies on any other matter that may come before the meeting. Where no choice is specified, this proxy will be voted FOR all listed nominees to serve as directors of the Company.

PLEASE MARK DATE AND SIGN THIS PROXY ON THE REVERSE SIDE

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR ALL LISTED NOMINEES

1. Election of five (5) directors	FOR all nominees listed (except as marked to the contrary)	WITHHOLD AUTHORITY to vote for all listed nominees below

Nominees:    Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris, and Dr. Li-Wen Zhang

(Instruction: To withhold authority to vote for any individual nominee, circle that nominee’s name in the list provided above.)

2.     To ratify the selection of Grant Thornton as independent public accountants for the Company.

FOR	AGAINST	ABSTAIN

3.     To approve the Company’s 2006 Stock Incentive Plan.

FOR	AGAINST	ABSTAIN

4.     The Proxies are authorized to vote in their discretion upon such other matters as may properly come before the Meeting.

        The shares represented by this proxy will be voted in the manner directed. In the absence of any direction, the shares will be voted FOR each nominee named in Proposal 1, FOR ratification of Proposal 2, FOR approval of Proposal 3, and in accordance with the Proxies’ discretion on such other matters as may properly come before the meeting.

Dated: _____________________, 2006

__________________________________

__________________________________
Signature(s)

(Signature(s) should conform to names as registered. For jointly owned shares, each owner should sign. When signing as attorney, executor, administrator, trustee, guardian or officer of a corporation, please give full title.)

PLEASE MARK AND SIGN ABOVE AND RETURN PROMPTLY